Douglas G. Watson
52 Liberty Corner Road,
Far Hills, NJ 07931

16th January, 2011

Raymond P. Warrell, Jr., M.D.
Chief Executive Officer
Genta Incorporated
200 Connell Drive
Berkeley Heights, NJ 07922

Dear Ray:

I am writing to confirm my intention to resign from the Board of Directors of Genta Incorporated (the "Company") effective January 20, 2011.

There is no disagreement between the Company and me on any matter relating to the Company's operations, policies or practices.

I have appreciated the opportunity to work with the Company and my fellow Board members on many interesting and challenging issues. I wish you continued success in your endeavors.

Best Regards,



Douglas G. Watson

Telephone Number: 1-908-781-0127
Fax Number: 1-908-781-0214
Cell Phone and Voice Mail: 1-908-727-2150
E-mail address: dgwatson@pittencrieff-glen.com